MDS Commences Arbitration against AECL over Cancelled MAPLE Project and
Files $1.6 Billion Court Claim against AECL and the Government of Canada

TORONTO, July 9, 2008 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has served Atomic Energy of Canada Limited (AECL) with notice of arbitration proceedings.  MDS will be seeking an order to compel AECL to fulfill its contractual obligations under its 2006 interim and long-term supply agreement (ILTSA) and if not granted, seeking significant monetary damages.  MDS has concurrently filed a court claim for $1.6 billion in damages against AECL, for negligence and breach of contract, and against the Government of Canada, for inducing breach of contract and for interference with economic relations.

“We have had to resort to taking these steps to protect the interests of patients, the nuclear medicine community, our shareholders and our customers,” said Stephen P. DeFalco, President and CEO, MDS Inc.  “We are disappointed that AECL and the Government decided to abandon the MAPLE project without establishing a clear plan for the long-term supply of critical medical isotopes.”

MDS’s primary objective through the legal proceedings is to have AECL honour its long standing commitment to replace the National Research Universal (NRU) reactor by bringing the MAPLE reactors into service, and provide a 40-year supply of medical isotopes, required by patients worldwide for serious medical needs.

In 1996, MDS entered into an agreement with AECL for the design, development and construction of two new nuclear reactors and a processing facility, known as the MAPLE project.  The project was intended to replace AECL’s NRU reactor, which produces approximately 50 per cent of the world’s medical isotopes.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE project was operational.  The MAPLE project was to be completed by the year 2000 at a planned cost to MDS of $145 million.

By 2005, the project was not yet completed and costs had more than doubled, with MDS’s investment exceeding $350 million.  To address these issues, MDS entered mediation with AECL that resulted in a new agreement reached in 2006.  The 2006 agreement stipulated that AECL would bring the MAPLE reactors into service commencing October 2008 and provide MDS with a 40-year supply of isotopes.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue the MAPLE project without prior notice to or consultation with MDS.  AECL and the Government also made their announcements without disclosing any long-term plan for the supply of isotopes beyond extending the license of the NRU.

Prior to their announcement, in regular reviews with AECL to discuss the status of the MAPLE project, AECL had consistently maintained that it would complete the reactor project.  AECL has stated that its decision will not impact current supply of medical isotopes from the NRU, and the Government has stated that it would like AECL to pursue an extension of the NRU operation beyond its current license.  While MDS supports this decision, it does not adequately address long-term supply.

The Importance of Isotope Supply
Medical isotopes are used to diagnose potentially life-threatening conditions such as heart disease and to treat serious diseases such as cancer.  Establishing a reliable supply of medical isotopes is an important issue for patients worldwide. The NRU is one of only four reactors in the world with the capacity to produce isotopes for commercial use.  It supplies isotopes to MDS Nordion who in turn processes them into medical isotopes that are then distributed to radiopharmaceutical companies.  These companies manufacture radiopharmaceuticals and distribute them to hospitals and radiopharmacies around the world.

About MDS

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.  MDS has more than 5,500 highly skilled people in 29 countries.  Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Note to Editors:

Learn more about the MAPLE project at www.mdsinc.com/pdf/MAPLE_Backgrounder.pdf and medical isotope supply at www.mdsinc.com/pdf/Isotope_Backgrounder.pdf

Contacts:

Media                                                          Investors
Janet Ko                                                     Kim Lee
MDS Inc.                                                    MDS Inc.
416-213-4167                                              416-675-6777 x34721
Janet.ko@mdsinc.com                             Kim.lee@mdsinc.com